VANC Pharmaceuticals Appointment of
Mr. Alan Arnstein to its Board of Directors

April 20, 2017 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (the “OTC”) markets is pleased to announce the appointment of Mr. Alan Arnstein to VANC’s Board of Directors.

“We are delighted to have Mr. Arnstein join our company and believe it is a vote of confidence on our long term strategic plan,” stated Mr. Bob Rai, CEO.  “I have known and worked with Alan for many years as he developed the Medicine Shoppe brand for the Katz Group of Companies.  Mr. Arnstein’s business relationships in the pharmacy will be an important asset as we build out VANC’s product offerings to the Canadian pharmacy industry,” concluded Mr. Rai.

Mr. Arnstein previously worked for the Katz Group Canada where he oversaw the development of the Medicine Shoppe from 28 stores to 175 stores (corporate and franchised) before the successful sale to McKesson Canada. Mr. Arnstein also was very involved in expanding the Rexall pharmacy brand across Canada including responsibility for acquiring and consolidating independent pharmacies under the Rexall banner.  Mr. Arnstein has played and continues to play an active role in real estate projects including the leasing of the Ice District next to Rogers Place in downtown Edmonton, an estimated $5.5B project.

“On behalf of the VANC board of directors, I want to say how pleased we are to have someone of Alan’s experience joining our board,” commented Mr. David Hall, Board Chair.  “Beginning this past year we have embarked on a new strategic program to bring innovative and value-added products and services to pharmacies in Canada.  Alan’s two decade executive experience with one of Canada’s most successful pharmacy chains and his historical relationships in our industry will be invaluable to our growth,” concluded Mr. Hall.

“I am delighted to be joining VANC at this early stage such that I might bring my years of experience and personal relationships to bear on the new strategic pathway of the company,” stated Mr. Arnstein.  “Pharmacists are hungry for new value added products and services that VANC is bringing to the market place and I am pleased to be part of this growing team”, concluded Mr. Arnstein.

On behalf of:

VANC Pharmaceuticals Inc.

Bob Rai

Chief Executive Officer

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.